REVISED SCHEDULE A

To the Amended and Restated Subadvisory Agreement, made the 17[th] day of September, 2008 by and between Allianz Investment Management LLC, a Minnesota limited liability company, and Columbia Management Advisors, LLC, a Delaware limited liability company.

Compensation pursuant to Section 4 of Amended and Restated Subadvisory Agreement shall be calculated in accordance with the following schedule:

AZL COLUMBIA MID CAP VALUE FUND

       Average Daily Net Assets*                      Rate
       First $250 million                             0.450%
       Next $250 million                              0.425%
       Thereafter (all assets over $500 million)      0.400%

AZL COLUMBIA SMALL CAP VALUE FUND

       Average Daily Net Assets*                      Rate
       First $100 million                             0.55%
       Next $100 million                              0.50%
       Thereafter (all assets over $200 million)      0.45%

   ____________________
   *When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, if average daily net assets in the AZL Columbia Mid Cap Value Fund are $600 million, a rate of 45 bps would apply to $250 million, a rate of 42.5 bps would apply to $250 million, and a rate of 40 bps would apply to the remaining $100 million.

Acknowledged:


ALLIANZ INVESTMENT                COLUMBIA MANAGEMENT
MANAGEMENT LLC                    ADVISORS, LLC

By:  /s/ Brian Muench             By:  /s/ Beth Ann Bauer
   ______________________            ________________________

Name:  Brian Muench               Name:  Beth Ann Bauer
Title:  Vice President            Title:  Managing Director




Revised to remove AZL Columbia Technology Fund following Reorganization of the AZL Variable Insurance Products Trust (effective as of October 26, 2009)




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